Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 12, 2014

Relating to Preliminary Prospectus dated February 3, 2014

Registration No. 333-193335

Registration No. 333-193920

CONCERT PHARMACEUTICALS, INC.

6,000,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated February 3, 2014 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-193335) (the “Registration Statement”) relating to these shares. The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of Amendment No. 1 to the Registration Statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1367920/000119312514031782/d580302ds1a.htm

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after this offering	17,218,121 shares

Over-allotment option	The underwriters have an option for a period of 30 days to purchase up to 900,000 additional shares of our common stock to cover over-allotments.

Price to the public	$14.00 per share

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $75.0 million, or approximately $86.7 million if the underwriters exercise their over-allotment option to purchase additional shares from us in full at the initial public offering price of $14.00 per share. We plan to use the net proceeds from this offering to fund our ongoing development of CTP-354, our research and development efforts to advance our pipeline of additional product candidates and for working capital and other general corporate purposes.

Potential purchase by existing principal stockholders and collaborator	Certain of our existing principal stockholders and their affiliated entities, as well as Celgene, one of our collaborators, have indicated an interest in purchasing an aggregate of up to $16.7 million of shares of common stock in this offering at the initial public offering price. At the initial public offering price of $14.00 per share, these potential purchasers would purchase an aggregate of up to approximately 1,192,857 of the 6,000,000 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential purchasers and any of these potential purchasers could determine to purchase more, less or no shares in this offering.

Pro forma as adjusted balance sheet data	Based on the public offering price of $14.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, as of September 30, 2013, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $93.6 million, working capital would have been approximately $102.1 million, total assets would have been approximately $124.0 million and total stockholders’ equity would have been approximately $81.3 million.

Dilution	After giving effect to our issuance and sale of 6,000,000 shares of common stock in this offering at the initial public offering price of $14.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2013 would have been $81.3 million, or $4.73 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $4.17 per share. New investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $9.27 per share. If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value will increase to $5.14 per share, representing an immediate increase to existing stockholders of $4.58 per share and an immediate dilution of $8.86 per share to new investors.

Additional shares of common stock becoming available for future issuance under our 2014 Stock Incentive Plan in connection with this offering	2,066,175 shares

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, or by telephone at 1-888-827-7275 or by contacting Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, by telephone at 1-800-326-5897 or by email to cmclientsupport@wellsfargo.com.

2